June 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Amendment No. 3 to Registration Statement on Form F-4
Filed May 6, 2025
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 2, 2025, relating to HCYC’s Amendment No. 3 to Registration Statement on Form F-4 filed May 6, 2025.

HCYC is filing via EDGAR Amendment No. 4 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 3 to Registration Statement on Form F-4

General

1.	Please update your registration statement throughout to provide disclosure as of a recent date. As examples only, we note that your beneficial ownership tables on pages 183 and 184 are as of January 4, 2024. Similarly, it appears that your related party transactions section has not been updated to include new related party transactions listed in Note 4 to the financial statements on page F-50.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 183, 184 and F-36 have been revised to address the Staff’s comment.

2.	Based on your disclosure on page F-50 it appears that there may be an outstanding loan to Mr. Kwok Wai Man, Chief Executive Officer of HCYC HK. Please tell us if there are outstanding loans to be paid off by your officers or directors and if so if the loans will be paid off prior to completion of the merger.

Response: We acknowledge the Staff’s comment and confirm that there are no loans to be paid off by HCYC officers or directors to HCYC.

For the sake of clarity, the related party balances with Mr. Kwok Wai Man that appear on page F-54, represent amounts owed by HCYC to him. These balances consist of payables for referral services and non-interest-bearing borrowings from Mr. Kwok Wai Man.

3.	We note your disclosure on page F-53 that “[f]or six months ended September 30, 2024, three customers accounted for approximately 45.5%, 41.8 % and 12.1 % of the Company’s total revenue. For the six months ended September 30, 2023, two customers accounted for approximately 81.0 % and 13.4 % of the Company’s total revenue. As of September 30, 2024, two customers’ accounts receivable accounted for 72.2 % and 17.3 % of the total outstanding accounts receivable balance. Two customers accounted for approximately 63.7 % and 32.9 % of the total accounts receivable balance as of March 31, 2024.” Please revise your business section and the risk factor on page 54 to update information related to your customer concentrations.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 54 and 164 have been revised to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Selected Unaudited Financial Information of HCYC, page 26

4.	Please revise your discussion here, and on page 162, to properly reflect gross profit of $1,407,344 for the fiscal year ended March 31, 2024, compared to $308,694 for the same period of 2023.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 26 and 162 have been revised to address the Staff’s comment.

Recent Developments, page 47

5.	We note your response to prior comment 1, and your revised disclosure on pages 47 and 72. Noting that your extension to comply with the Nasdaq Minimum Public Holders Rule appears to have passed as of May 28, 2025, please update your disclosure here and in the risk factor starting on page 72 as it relates to compliance with this rule. Similarly, update your disclosure related to compliance with the Nasdaq Minimum Market Value of Listed Securities Requirement.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 47 and 72 have been revised to address the Staff’s comment.

Redemption Rights, page 47

6.	We note your response to prior comment 3 and your revised disclosure describing the shareholders’ redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 47 has been revised to address the Staff’s comment.

7.	We note your disclosure that “AlphaTime does not expect to extend the time period to consummate its initial business combination beyond 36 months from the closing of the IPO (any such extension would be made in compliance with Nasdaq Rule 5101-2(d)).” We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 30, 2025.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 47 has been revised to address the Staff’s comment.

Alphatime’s Management’s Discussion and Analysis

Other Contractual Obligations, page 153

8.	We note that you have removed the disclosure that “[a]fter the Company’s IPO, the underwriters of the Company did not provide other additional services for the merger agreement and no additional services fees were incurred. The deferred underwriting commission will be paid upon the completion of the initial business combination.” Please reinstate your prior disclosure or provide updated disclosure related to underwriter compensation.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 153 has been revised to address the Staff’s comment.

Transforming the Customer Journey, page 164

9.	Please revise your disclosure on pages 54 and 164 to include the percentage of revenue and accounts receivable attributed to your two major partnered insurance providers, similar to that provided on page F-39.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 54 and 164 have been revised to address the Staff’s comment.

HCYC’s Management’s Discussion and Analysis

Results of Operations

Cost of Revenues, page 179

10.	We note your disclosure that the number of first-year policy referral purchases increased from 485 for the six months ended September 30, 2023 to 239 for the six months ended September 30, 2024. Please revise your disclosure to clarify whether referral purchases increased or decreased and to ensure that the metrics provided are consistent with this disclosure.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 179 has been revised to address the Staff’s comment.

Gross Profit, page 179

11.	Please revise your disclosure to clarify, if true, that the decrease in gross profit was primarily due to a decrease in the number of first-year policies facilitated.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 179 has been revised to address the Staff’s comment.

Compensation and benefits, page 179

12.	Please revise your disclosure to include compensation and benefits as a separate line item in your breakdown of general and administrative expenses so that it agrees to your statements of operations. Alternatively, revise your disclosure to clarify that compensation and benefits expense is included in total general and administrative expenses as disclosed in your statements of operations.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page179 has been revised to address the Staff’s comment.

Item 21. Exhibits and Financial Statement Schedules, page II-1

13.	We note your disclosure on page F-9 that on April 14, 2025 you amended and restated the promissory notes with Alphamade Holding LP. Please file the amended promissory notes as exhibits to your registration statement or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the amended and restated promissory notes have been included as Exhibits 10.22 and 10.23 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship